CONTACT:
                                               Marianne V. Pastor
                                               (703) 335-7800
                                          FOR IMMEDIATE RELEASE

Williams Industries Inc. Announces
Fiscal 2007 Results;
Increase in Insider Ownership


     Manassas, VA. --- October 23, 2007 --- Williams Industries, Inc. (WMSI.pk) today announced results for the fiscal year ended July 31, 2007. For Fiscal 2007, the company had revenues of
$42,135,000 with a loss of $2,321,000 or $0.63 per share.   This
compares to revenue of $42,118,000 and net income of $93,000 or $0.03 per share for the prior year. For the fourth quarter of the fiscal year, the company had revenue of $11,162,000 with a loss of $1,150,000 or $0.31 per share. The loss for Fiscal 2007 includes a gain of $1.1 million on the sale of the company's Wilmington,
Delaware land.   The Fiscal 2006 profit included a gain of
$969,000 on the sale of 13 acres of land in Prince William County and Bedford, Virginia to unrelated third parties.

     Both of the company's operating segments, manufacturing and construction, sustained losses. The company's stay-in-place decking subsidiary was profitable, but the profit was more than offset by losses in the bridge girder subsidiary, which struggled with material delivery problems, labor inefficiencies, low gross margin contracts and a shrinking backlog. The construction segment operated at a loss as it closed out several older low gross margin contracts and neared completion of its Woodrow Wilson Bridge contract, outside of Washington, D.C., which operated at a
loss.   Nearly fifty percent of the total year's losses occurred
in the fourth quarter as Williams Bridge Company dealt with low volumes attributable to depleted backlog, raw material delivery
delays and low margins on the remaining backlog.   Williams Steel
Erection Company, in the fourth quarter, also recognized significant losses in completing the previously mentioned Woodrow Wilson Bridge project.

     The company continues to operate under a Forbearance
Agreement with its primary lender, United Bank. The remaining debt of approximately $2.9 million is scheduled to mature on December 31, 2007.

     In its proxy statement, the company also announced that the company's directors and officers now control approximately 57.4% of the company's stock. The majority of this stock is owned or controlled by Mr. Frank E. Williams Jr., the company's founder, who has increased his stake to 50.9%.

     Interested parties are encouraged to read the company's Securities and Exchange Commission (SEC) filings in order to get
specific information.   To access these filings, go to
www.sec.gov.  Once the SEC site has been accessed, click on
"Filings and Forms (EDGAR)".   At the "Search for Company Filings"
prompt, click on "Companies and Other Filers" and enter the
company's ticker symbol "WMSI".   The company will also send a
copy of the 10-K filing and or/proxy to anyone who requests it.

     The company's web site is currently being restructured, so for additional information, please call Marianne Pastor at the investor relation's office at (703) 335-7800.